Exhibit (a)(11)

FOR IMMEDIATE RELEASE:

       CONTACT:
       HASBRO:     Wayne S. Charness (News Media)           401-727-5983
                   Renita O'Connell (Investor Relations)    401-727-5041
                   Dana Henry (Hasbro Interactive)          978-921-3759

       MICROPROSE: Angela Edwards (News Media)              510-864-4336
                   Virginia Turner (Investor Relations)     510-864-4431



         HASBRO SUCCESSFULLY COMPLETES TENDER OFFER FOR MICROPROSE

            Pawtucket, R.I. September 15, 1998 -- Hasbro, Inc. (ASE: HAS) announced today that it has successfully completed its cash tender offer to purchase all the outstanding shares of common stock of MicroProse, Inc. (NASDAQ: MPRS) at a price of $6.00 per share.

            Hasbro reported that a total of 5,265,263 shares of MicroProse common stock was tendered pursuant to the tender offer (including 32, 290 shares subject to guarantees of delivery), which expired at 5:00pm, New York City time, on September 14, 1998, and that all such shares have been accepted for payment. After giving effect to the purchase of the shares tendered, Hasbro beneficially owned approximately 91% of the outstanding MicroProse shares.

            Hasbro also announced that Hasbro and MicroProse yesterday effected a merger pursuant to which MicroProse became a wholly owned subsidiary of Hasbro and all remaining MicroProse stockholders (other than Hasbro) will have the right to receive the same $6.00 per share in cash payable pursuant to the tender offer.

            "This acquisition is an incredible opportunity to combine the complementary talents of MicroProse and Hasbro Interactive, our leading software publisher, " said Alan G. Hassenfeld, Chairman and CEO of Hasbro, Inc. "MicroProse will significantly enhance Hasbro Interactive in three key strategic growth areas: brands and content, R&D assets, and European distribution, " Hassenfeld added. Prior to a one-time charge in 1998 relating to the expensing of purchased in-process research and development, Hasbro expects the transaction will not be dilutive to earnings this year, and will be accretive beginning in 1999.

            "MicroProse will provide Hasbro Interactive with product strength in the strategy, simulation, and 3D action game categories, enabling us to compete in virtually all major PC game categories, " said Tom Dusenberry, Hasbro Interactive President. "We also look forward to taking these great games to new platforms including the Sony PlayStation, Nintendo 64, Sega Dreamcast and more."

            Hasbro, Inc. is a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Both internationally and in the U.S., its Playskool (R), Kenner
(R), Tonka (R), OddzOn(R), Super Soaker (R), Milton Bradley (R), Parker Brothers (R), Tiger (TM), and Hasbro Interactive(TM) products, provide children and families with the highest quality and most recognizable toys and games in the world.

            Hasbro Interactive, Inc. is a leading all-family interactive games publisher, formed in 1995 to bring life on the computer deep library of toy and board games of parent company Hasbro, Inc. Hasbro Interactive has since expanded its charter to include original and licensed games for the PC, the PlayStation(TM) and Nintendo(R)64 game consoles and for multi-player gaming over the Internet. Headquartered in Beverly, Massachusetts, Hasbro Interactive has offices in the U.K., France, Germany, Japan and Canada. For additional information, visit Hasbro Interactive's Web site at www.hasbro-interactive.com.

            MicroProse, Inc. is a leading developer and publisher of entertainment software for use on CD-ROM-based personal computers (PC's). The Company has four development studios located in Alameda, California; Hunt Valley, Maryland; Chapel Hill, North Carolina; and Chipping Sodbury, England. Products are available nationally and internationally and are sold through major distributors, retailers and mass merchants. Product and company information is available for download from the MicroProse Web site at www.microprose.com .


Certain statements contained in this release contain "forward looking statements" within meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, the timely manufacture and shipping by the Company of new and continuing products and their acceptance by customers and consumers in a competitive product environment; economic conditions and currency fluctuations in the various markets in which the Company operates throughout the world; the continuing trend of increased concentration of the Company's revenues in the second half and forth quarter of this year, together with increased reliance by retailers on quick response inventory management techniques, which increases the risk of compressed shipping schedules; the impact of competition on revenues, margins and other aspects of the Company's business; third party actions or approvals that could delay, modify or increase the cost of implementation of, the Company's Global Integration and Profit Enhancement program; and the risk that anticipated benefits of acquisitions may not occur or be delayed or reduced in their realization. The Company undertakes no obligation to make any revisions to the forward-looking statements contained in this release or to update them to reflect events or circumstances occurring after the date of this release.

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